UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)*

Zeltiq Aesthetics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98933Q108
(CUSIP Number)

Lloyd Appel
Aisling Capital LLC
888 Seventh Avenue, 30th Floor
New York, NY 10106
(212) 651-6380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98933Q108	SCHEDULE 13D	Page 2 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aisling Capital III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,172,742
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,172,742
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,172,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

___________________

(1)
Based on 32,758,082 shares of the Issuer’s common stock issued and outstanding following the initial public offering of the Issuer’s common stock.  The Issuer’s registration statement on Form S-1 (File No. 333-175514), filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2011, as amended, was declared effective by the Commission on October 18, 2011.

CUSIP No. 98933Q108	SCHEDULE 13D	Page 3 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aisling Capital Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,172,742
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,172,742
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,172,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

___________________

(1)
Based on 32,758,082 shares of the Issuer’s common stock issued and outstanding following the initial public offering of the Issuer’s common stock.  The Issuer’s registration statement on Form S-1 (File No. 333-175514), filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2011, as amended, was declared effective by the Commission on October 18, 2011.

CUSIP No. 98933Q108	SCHEDULE 13D	Page 4 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aisling Capital Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,172,742
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,172,742
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,172,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

___________________

(1)
Based on 32,758,082 shares of the Issuer’s common stock issued and outstanding following the initial public offering of the Issuer’s common stock.  The Issuer’s registration statement on Form S-1 (File No. 333-175514), filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2011, as amended, was declared effective by the Commission on October 18, 2011.

CUSIP No. 98933Q108	SCHEDULE 13D	Page 5 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,172,742
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,172,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,172,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

___________________

(1)
Based on 32,758,082 shares of the Issuer’s common stock issued and outstanding following the initial public offering of the Issuer’s common stock.  The Issuer’s registration statement on Form S-1 (File No. 333-175514), filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2011, as amended, was declared effective by the Commission on October 18, 2011.

CUSIP No. 98933Q108	SCHEDULE 13D	Page 6 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,172,742
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,172,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,172,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

___________________

(1)
Based on 32,758,082 shares of the Issuer’s common stock issued and outstanding following the initial public offering of the Issuer’s common stock.  The Issuer’s registration statement on Form S-1 (File No. 333-175514), filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2011, as amended, was declared effective by the Commission on October 18, 2011.

CUSIP No. 98933Q108	SCHEDULE 13D	Page 7 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,172,742
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,172,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,172,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

___________________

(1)
Based on 32,758,082 shares of the Issuer’s common stock issued and outstanding following the initial public offering of the Issuer’s common stock.  The Issuer’s registration statement on Form S-1 (File No. 333-175514), filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2011, as amended, was declared effective by the Commission on October 18, 2011.

CUSIP No. 98933Q108	SCHEDULE 13D	Page 8 of 14

Item 1.   Security and Issuer.

The security to which this statement relates is common stock, par value $0.001 per share (the “Common Stock”).  The principal executive offices of Zeltiq Aesthetics, Inc. (the “Issuer”) are located at 4698 Willow Road, Suite 100, Pleasanton, CA 94588.

Item 2.   Identity and Background.

(a)           This Schedule 13D is being filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Aisling Capital III, LP (“Aisling”);

(ii)	Aisling Capital Partners III, LP (“Aisling Partners”), the general partner of Aisling;

(iii)	Aisling Capital Partners III LLC (“Aisling Partners GP”) the general partner of Aisling Partners;

(iv)	Mr. Dennis Purcell, the managing member of Aisling Partners GP;

(v)	Mr. Steve Elms, the managing member of Aisling Partners GP; and

(vi)	Mr. Andrew Schiff, the managing member of Aisling Partners GP.

(b)           The principal business address for each of the Reporting Persons is 888 Seventh Avenue, 30th Floor, New York, New York 10106.

(c)           Aisling was formed in order to engage in the acquiring, holding and disposing of investments in various companies.  Aisling Partners is the general partner of Aisling and was formed to act as the general partner of Aisling, to make investments through Aisling and to fulfill such other purposes as may be determined by Aisling from time to time.  Aisling Partners GP is the general partner of Aisling Partners and was formed to act as the general partner of Aisling Partners.  Dennis Purcell, Steve Elms and Andrew Schiff are the managing members of Aisling Partners GP, who may be deemed to share the power to direct the voting and disposition of the Common Stock beneficially owned by the Reporting Persons.  Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended, Aisling Partners, Aisling GP, Mr. Elms, Mr. Purcell and Mr. Schiff each may be deemed to be a beneficial owner of the Common Stock held for the account of Aisling.

CUSIP No. 98933Q108	SCHEDULE 13D	Page 9 of 14

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Aisling and Aisling Partners is a Delaware limited partnership.  Aisling Partners GP is a Delaware limited liability company.   Each of Steve Elms, Dennis Purcell and Andrew Schiff is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 4,172,742 shares of Common Stock, consisting of (i) 3,403,511 shares of Common Stock, issued upon the automatic conversion of 12,491,122 shares of Series D Convertible Preferred Stock of the Issuer (“Series D Preferred Stock”) held by Aisling on October 18, 2011, prior to the effectiveness of the Issuer’s registration statement on Form S-1 (File No. 333-175514), filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2011, as amended (the “Registration Statement”), and declared effective by the Commission on October 18, 2011 (the “Effective Date”) relating to the Issuer’s initial public offering of Common Stock (the “Initial Public Offering”) and (ii) 769,231 shares of Common Stock that were acquired by Aisling on October 24, 2011 in the Initial Public Offering with an aggregate purchase price of $10,000,003 at an initial public offering price of $13 per share (the “Purchase”).  The source of the purchase price for the Purchase was capital contributions from the partners of Aisling.  No borrowed funds were used in the Purchase.

Item 4.   Purpose of Transaction.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things,

CUSIP No. 98933Q108	SCHEDULE 13D	Page 10 of 14

any of the matters identified in Items 4(a)−(j) of Schedule 13D.  Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.  In particular, each Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Common Stock or other securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) dispose or transfer of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person's assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Reporting Persons; (vi) restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors of the Issuer; (ix) make or propose any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

Item 5.   Interest in Securities of the Issuer.

(a)           The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on 32,758,082 shares of Common Stock issued and outstanding following the Initial Public Offering as stated in the Registration Statement.  Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 4,172,742 shares of Common Stock, constituting approximately 12.7% of the outstanding shares of Common Stock.

(b)           (i)  Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 4,172,742 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

CUSIP No. 98933Q108	SCHEDULE 13D	Page 11 of 14

(ii)  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the power to direct the voting and disposition of the 4,172,742 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(c)           On October 18, 2011, prior to the effectiveness of the Registration Statement, 12,491,122 shares of Series D Preferred Stock held by Aisling were automatically converted into 3,403,511 shares of Common Stock.  On October 24, 2011, Aisling acquired 769,231 shares of Common Stock in the Initial Public Offering with an aggregate purchase price of $10,000,003 at an initial public offering price of $13 per share.  As a result, as of the date hereof, in the aggregate, each Reporting Person may be deemed to beneficially own 4,172,742 shares of Common Stock, constituting approximately 12.7% of the outstanding shares of Common Stock.

(d)           The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Aisling in accordance with their ownership interests in Aisling.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Third Amended and Restated Investor Rights Agreement in connection with Series D Preferred Stock (the “Registration Rights Agreement”), dated May 26, 2010, by and among the Issuer and the purchasers of Series D Preferred Stock listed in Exhibit A thereto, including Aisling (the “Holders”), Aisling is entitled to require the Issuer to register under the Securities Act of 1933, as amended (the “Securities Act”), 4,172,742 shares of Common Stock held by it.  Pursuant to the Registration Rights Agreement, each Holder may (i) upon a written request to the Issuer, require the Issuer to register its shares on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million, unless the Issuer has previously effected any registration of its Common Stock in the 12-month period preceding such request or (ii) require the Issuer to include or “piggy-back” its shares if the Issuer determines to register any of its Common Stock under the Securities Act either for its own account or for the account of other security holders.  In addition, the Registration Rights Agreement provides demand registration rights to a Holder or Holders of at least a

CUSIP No. 98933Q108	SCHEDULE 13D	Page 12 of 14

majority of Registrable Securities (as defined under the Registration Rights Agreement), who may request the Issuer to register all or portion of such Holder’s shares on not more than two occasions if such request of registration covers a number of shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $5.0 million.  The Issuer will pay any registration expenses relating to the registration rights of the Holders.  In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the Holders may include in the offering.  The registration rights described above will expire upon the earlier of (i) five years after the closing of the Initial Public Offering, (ii) when no Holder holds Registrable Securities or (iii) upon consummation of certain events, including the sale of all of the Issuer’s assets or a change of control of the Issuer in which the Issuer’s stockholders receive cash or marketable securities.

On October 6, 2011, in connection with the Initial Public Offering, Aisling entered into a lock-up agreement (the “Lock-up Agreement”) with J.P. Morgan Securities LLC and Goldman, Sachs & Co., as representatives of underwriters in the Initial Public Offering.  Aisling has agreed that without prior written consent of J.P. Morgan Securities LLC and Goldman, Sachs & Co., it will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any Common Stock during the 180-day period following the Effective Date, subject to certain exceptions, including: (i) the acquisition of any Common Stock pursuant to the underwriting agreement in the Initial Public Offering, (ii) transfers of shares of Common Stock as gift, to any trust for the benefit of Aisling or by will, (iii) distributions of Common Stock to members, limited partners or stockholders of Aisling, (iv) transfers of Common Stock to Aisling’s affiliates or to any investment fund or other entity controlled or managed by Aisling and (v) acquisitions by Aisling in the open market after the Initial Public Offering or as part of a directed share program in the Initial Public Offering (other than as provided below).  With respect to (ii), (iii) and (iv), the transferee must provide a lock-up letter to J.P. Morgan Securities LLC and Goldman, Sachs & Co. for the balance of the 180-day restricted period. With respect to (ii), (iii), (iv) and (v), no filing under the Exchange Act shall be made other than a filing on Form 5 made after the 180-day restricted period.  Furthermore, pursuant to the Lock-up Agreement, notwithstanding the foregoing, with respect to shares of Common Stock acquired in the Initial Public Offering, Aisling has agreed that 96% of such shares are subject to the forgoing restrictions during the 45-day period following the Effective Date and 4% of such shares are subject to the foregoing restrictions during the 180-day period following the Effective Date.  Such 180-day

CUSIP No. 98933Q108	SCHEDULE 13D	Page 13 of 14

or 45-day restricted period will be automatically extended if (i) during the last 17 days of the 180-day or 45-day restricted period, the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs or (ii) prior to the expiration of the 180-day or 45-day restricted period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day or 45-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the date that is 18 days after the issuance of the earnings release or the occurrence of the material news or material event.  J.P. Morgan Securities LLC and Goldman, Sachs & Co. may, in their sole discretion, permit early release of shares subject to the terms of the Lock-up Agreement.

From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions.  These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.  From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

On November 1, 2011, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits.

Exhibit 1:
Third Amended and Restated Investor Rights Agreement, dated as of May 26, 2011, by and among the Issuer and purchasers listed on Exhibit A thereto, incorporated herein by reference to Exhibit 10.23 to the Issuer’s Registration Statement on Form S-1 (File No. 333-175514), filed with the Commission on July 13, 2011.

Exhibit 2:
Lock-up Agreement, dated as of October 6, 2011, by and among Aisling and J.P. Morgan Securities LLC and Goldman, Sachs & Co., as representatives of several underwriters listed in Schedule 1 to the Underwriting Agreement referred to therein.

Exhibit 3:	Joint Filing Agreement dated as of November 1, 2011, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 98933Q108	SCHEDULE 13D	Page 14 of 14

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      November 1, 2011

AISLING CAPITAL III, LP

By:	Aisling Capital Partners III, LP General Partner

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III, LP

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

/s/ Steve Elms
Steve Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff

Attention.  Intentional  misstatements  or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).